# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: EquipmentShare.com Inc, CIK 0001693736
CUSIP: 29445S100
Title of class of securities: Class A Common Stock, $0.00000125 par value per share
Address of issuer's principal executive offices: 5710 Bull Run Drive, Columbia, Missouri (MO), 65201
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001945105

## Reporting persons
- Romulus Capital III L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 41,773,096; sole dispositive power 0; shared dispositive power 41,773,096; aggregate amount beneficially owned 41,773,096 (18.3% of the class)
- Romulus EquipmentShare Growth L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,365,296; sole dispositive power 0; shared dispositive power 6,365,296; aggregate amount beneficially owned 6,365,296 (2.8% of the class)
- Romulus Capital II L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,522,376; sole dispositive power 0; shared dispositive power 2,522,376; aggregate amount beneficially owned 2,522,376 (1.1% of the class)
- Romulus EquipmentShare Growth III L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 182,000; sole dispositive power 0; shared dispositive power 182,000; aggregate amount beneficially owned 182,000 (0.1% of the class)
- Romulus EquipmentShare Growth II L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,802,872; sole dispositive power 0; shared dispositive power 2,802,872; aggregate amount beneficially owned 2,802,872 (1.2% of the class)
- Schlacks 2020 Transfer LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 1,687,840; shared voting power 0; sole dispositive power 1,687,840; shared dispositive power 0; aggregate amount beneficially owned 1,687,840 (0.7% of the class)
- RC EquipmentShare Growth VII L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 85,192; shared voting power 0; sole dispositive power 85,192; shared dispositive power 0; aggregate amount beneficially owned 85,192 (0.1% of the class)
- RC EquipmentShare Growth VI L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 70,992; shared voting power 0; sole dispositive power 70,992; shared dispositive power 0; aggregate amount beneficially owned 70,992 (0.1% of the class)
- Romulus Capital Partners II, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 50,842,768; shared voting power 0; sole dispositive power 50,842,768; shared dispositive power 0; aggregate amount beneficially owned 50,842,768 (22.3% of the class)
- Madoda Engala LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 2,802,872; shared voting power 0; sole dispositive power 2,802,872; shared dispositive power 0; aggregate amount beneficially owned 2,802,872 (1.2% of the class)
- Neil Chheda: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 55,489,664; sole dispositive power 0; shared dispositive power 55,489,664; aggregate amount beneficially owned 55,489,664 (24.3% of the class)

## Item 1. Issuer
Name of issuer: EquipmentShare.com Inc
Address of issuer's principal executive offices: 5710 Bull Run Drive, Columbia, Missouri 65201

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed by the following persons (each a "Reporting Person" and collectively the "Reporting Persons"):

Neil Chheda
Romulus Capital Partners II, LLC ("Romulus II GP"). Neil Chheda is the managing member of Romulus II GP.
Romulus Capital III L.P. ("Romulus III"). Romulus II GP is the general partner of Romulus III.
Romulus EquipmentShare Growth L.P. ("RESG"). Romulus II GP is the general partner of RESG.
Romulus Capital II L.P. ("Romulus II"). Romulus II GP is the general partner of Romulus II.
Romulus EquipmentShare Growth III L.P. ("RESG III"). Romulus II GP is the general partner of RESG III.
Madoda Engala LLC ("Madoda Engala"). Neil Chheda is the manager of Madoda Engala.
Romulus EquipmentShare Growth II L.P. ("RESG II"). Madoda Engala is the general partner of RESG II.
Schlacks 2020 Transfer LLC (the "LLC"). Neil Chheda is the manager of the LLC.
RC EquipmentShare Growth VII L.P. ("RESG VII"). Neil Chheda is the managing director of RESG VII.
RC EquipmentShare Growth VI L.P. ("RESG VI"). Neil Chheda is the managing director of RESG VI.

The filing of this Schedule 13G should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Securities Exchange Act of 1934, the beneficial owner of the shares of Class A Common Stock reported herein. Each of the Reporting Persons disclaims beneficial ownership of the shares of Class A common stock owned by the other Reporting Persons except to the extent of its voting and investment control of such shares.
Address of principal business office or, if none, residence: The principal business address of each Reporting Person is 90 Broadway, Cambridge, MA 02142.
Citizenship: The information required by Item 2(c) is set forth in Row 4 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference. The percentages set forth in this Schedule 13G are calculated based upon 228,478,203 shares of the Issuer's Class A common stock outstanding as of February 28, 2026, as reported in the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the Securities and Exchange Commission on March 19, 2026.
Percent of class: The information required by Item 4(b) is set forth in Row 11 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1: Joint Filing Agreement

## Signatures
- Romulus Capital III L.P.: /s/ Neil Chheda, Managing Member (05/05/2026)
- Romulus EquipmentShare Growth L.P.: /s/ Neil Chheda, Managing Member (05/05/2026)
- Romulus Capital II L.P.: /s/ Neil Chheda, Managing Member (05/05/2026)
- Romulus EquipmentShare Growth III L.P.: /s/ Neil Chheda, Managing Member (05/05/2026)
- Romulus EquipmentShare Growth II L.P.: /s/ Neil Chheda, Managing Member (05/05/2026)
- Schlacks 2020 Transfer LLC: /s/ Neil Chheda, Managing Member (05/05/2026)
- RC EquipmentShare Growth VII L.P.: /s/ Neil Chheda, Managing Member (05/05/2026)
- RC EquipmentShare Growth VI L.P.: /s/ Neil Chheda, Managing Member (05/05/2026)
- Romulus Capital Partners II, LLC: /s/ Neil Chheda, Managing Member (05/05/2026)
- Madoda Engala LLC: /s/ Neil Chheda, Managing Member (05/05/2026)
- Neil Chheda: /s/ Neil Chheda, Managing Member (05/05/2026)